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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          CASTECH ALUMINUM GROUP INC.
                           (Name of Subject Company)

                          CASTECH ALUMINUM GROUP INC.
                      (Name of Person(s) Filing Statement)
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                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   148380108
                     (CUSIP Number of Class of Securities)
                            ------------------------

                              NORMAN E. WELLS, JR.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          CASTECH ALUMINUM GROUP INC.
                            2630 EL PRESIDIO STREET
                          LONG BEACH, CALIFORNIA 90810
                                 1(800)468-5052
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) Filing Statement)

                                With a copy to:

                            CHARLES M. NATHAN, ESQ.
                    FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                               ONE NEW YORK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 859-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.
    The name of the subject company is CasTech Aluminum Group Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2630 El Presidio Street, Long Beach, California 90810. The title of the class of equity securities to which this Solicitation/ Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is the common stock, $.01 par value (the "Common Stock"), of the Company.

ITEM 2. TENDER OFFER OF THE BIDDER.
    This Schedule 14D-9 relates to the tender offer (the "Offer") by CALC Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Commonwealth Aluminum Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Common Stock at a price per share of $20.50, net to the seller in cash (the "Offer Price"), without interest upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 22, 1996 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 19, 1996 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the merger, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will continue as the surviving corporation (the "Surviving Corporation"). A copy of the press release issued by the Company and Parent on August 19, 1995 is attached as Exhibit 1 to this
Schedule 14D-9 and is incorporated herein by reference. A copy of the Merger Agreement is attached as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference.

    Based on information in the Offer to Purchase, the address of the principal executive offices of the Purchaser and Parent is 1200 Merdinger Tower, Louisville Galleria, Louisville, Kentucky 40202.

ITEM 3. IDENTITY AND BACKGROUND.

         (a)
       The name and business address of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1 above.

         (b)
       Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates and (ii) Parent, its executive officers, directors or affiliates, is described in the attached Schedule I or set forth below.

THE MERGER AGREEMENT

    The Merger Agreement provides that, promptly after expiration of the Offer and the receipt of any required approval by the Company's stockholders of the Merger Agreement and the satisfaction or waiver of certain other conditions, the Company and the Purchaser will be merged. Upon consummation of the Merger (the "Effective Time"), each then outstanding share of Common Stock not owned by Parent or any direct or indirect subsidiary of Parent (other than shares of Common Stock held by stockholders of the Company who perfect dissenters' rights under applicable law) will be converted into the right to receive $20.50 in cash, without interest thereon or such greater amount which may be paid pursuant to the Offer (the "Merger Consideration").

    The Merger Agreement contains customary representations and warranties of the Company and the Purchaser. The representations and warranties of the Company generally are qualified so that they are deemed accurate so long as the inaccuracy would not have a Material Adverse Effect (as defined in the Merger Agreement). Material Adverse Effect is defined in the Merger Agreement to be a material adverse effect on the financial condition, properties, business, results of operations or prospects of the Company and its subsidiaries taken as a whole.

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    The Merger Agreement also contemplates the amendment, effective at the
Effective Time, of Article Fourth of the Company's Certificate of Incorporation to provide that the aggregate number of shares which the Company shall have the authority to issue is 1,000 shares of Common Stock, par value $.01 per share.

    The obligations of the Company, the Purchaser and Parent to effect the Merger are subject to the satisfaction of certain conditions set forth in the Merger Agreement, including (i) the purchase by the Purchaser of shares of Common Stock pursuant to the Offer, (ii) the receipt of stockholder approval, if required, and any required governmental consents or approvals and (iii) there being no injunction or other order issued or any law enacted which prohibits the consummation of the Merger or makes such consummation illegal.

    TERMINATION OF THE MERGER AGREEMENT. According to its terms, the Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of the Company by the mutual consent of Parent and the Company, by action of their respective Boards of Directors. In addition, the Merger Agreement may be terminated by either Parent or the Company if (i) the Purchaser or any affiliate of Parent shall have terminated the Offer without purchasing any shares of Common Stock pursuant thereto; provided, in the case of termination of the Merger Agreement by Parent, such termination of the Offer does not constitute a breach of the Merger Agreement and Parent is not in violation of the terms and conditions of the Offer or (ii) without fault of the terminating party, the Merger shall not have been consummated by March 31, 1997 whether or not such date is before or after the approval by holders of shares of Common Stock. The Merger Agreement may be terminated by Parent (unless the Offer shall have been consummated and persons designated by Parent shall constitute a majority of the members of the Board of Directors of the Company) if (i) the Company shall have failed to comply in any material respect with the covenants or agreements contained in the Merger Agreement to be complied with or performed by the Company at or prior to such date of termination and, with respect to any such failure that can be remedied, the failure is not remedied within five business days after Purchaser has furnished the Company with written notice of such failure, or (ii) the Board of Directors of the Company has withdrawn or modified in a manner adverse to Parent or the Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have resolved to do any of the foregoing. The Merger Agreement may be terminated by the Company if Parent or the Purchaser (i) shall have failed to comply in any material respect with the covenants or agreements contained in the Merger Agreement to be complied with or performed by Parent or the Purchaser at or prior to such date of termination and, with respect to any such failure that can be remedied, the failure is not remedied within five business days after the Company has furnished the Purchaser with written notice of such failure, (ii) shall have failed to commence the Offer within the time required or (iii) (x) if the Company is not in material breach of any of the terms of the Merger Agreement, (y) the Board of Directors of the Company receives an unsolicited written offer with respect to a merger, consolidation or sale of all or substantially all of the Company's assets or an unsolicited tender or exchange offer for shares of Common Stock is commenced, which the Board of Directors of the Company determines in good faith is more favorable to the stockholders of the Company than the Offer and the transactions contemplated by the Merger Agreement, and the Board of Directors determines, after consultation with its outside counsel that approval, acceptance or recommendation of such transaction is required in accordance with its fiduciary obligations under applicable law and (z) the Company prior to such termination pays to Parent in same day funds $7,000,000 plus an amount equal to Parent's out-of-pocket expenses, up to a maximum of $3,000,000 including fees and expenses paid to investment bankers, lawyers and financing sources incurred in connection with the transactions contemplated by the Merger Agreement.

    TAKEOVER PROPOSALS. The Company has agreed in the Merger Agreement that neither it nor any of its subsidiaries nor any of the respective officers and directors of the Company or its subsidiaries shall, and the Company shall direct and use its best efforts to cause its employees, agents and

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representatives (including, without limitation, any investment banker, attorney or accountant retained by the Company or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of the Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except as required to comply with the fiduciary duties of the Company's Board of Directors under applicable law after consultation with outside counsel, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Company has agreed to notify Parent as promptly as reasonably practicable if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated with the Company.

    The Merger Agreement provides that if (x) (i) the Offer shall have remained open for a minimum of at least 20 business days, (ii) after the date of the Merger Agreement any corporation, partnership, person, other entity or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) other than Parent or the Purchaser or any of their respective subsidiaries or affiliates (collectively, a "Person") shall have become the beneficial owner of 15% or more of the outstanding shares of Common Stock or any Person shall have commenced, or shall have publicly announced an intention to commence, a tender offer or exchange offer for 40% or more of the outstanding shares of Common Stock or made any other Acquisition Proposal, (iii) the Minimum Condition (as defined in the Merger Agreement) shall not have been satisfied and the Offer is terminated without the purchase of any shares of Common Stock thereunder, and
(iv) within six months following such termination, the Company enters into an agreement with respect to an Acquisition Proposal with any person or other entity other than Parent or any person or other entity becomes the beneficial owner of 90% or more of the outstanding shares of Common Stock in either case at a price per share of $20.50 or more, or (y) the Purchaser shall have terminated the Merger Agreement as described in subclause (i) of the third sentence of the second preceding paragraph at any time after any person shall have made an Acquisition Proposal or the Company shall have taken any action with respect to Acquisition Proposals that would be proscribed by the Merger Agreement but for the exception therein allowing certain actions to be taken if required by fiduciary duty or as described in subclause (ii) of the third sentence of the second preceding paragraph and, in either case, within six months following such termination, the Company enters into an agreement with respect to an Acquisition Proposal with any person other than the Purchaser or any person or other entity becomes the beneficial owner of 90% or more of the outstanding shares of Common Stock in either case at a price per share of $20.50 or more or (z) the Company shall terminate the Merger Agreement pursuant to subclause (iii) of the last sentence of the second preceding paragraph, then the Company, if requested by Parent, shall promptly, but in no event later than five days after the date of such request (other than a termination pursuant to subclause (iii) of the last sentence of the second preceding paragraph, in which case payment shall be concurrent with termination), pay Parent a fee of $7,000,000 which amount shall be payable in same day funds, plus an amount equal to Parent's out-of-pocket expenses, up to a maximum of $3,000,000, including fees and expenses paid to investment bankers, lawyers, and financing sources, incurred in connection with the transactions contemplated by the Merger Agreement. If the Company fails to promptly pay such amount, and, in order to obtain such payment, Parent or the Purchaser commences a suit which results in a judgment against the Company for the fee set forth above, the Company shall pay to Parent or the Purchaser its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the prime rate of Citibank N.A. on the date such payment was required to be made.

    The Merger Agreement may be amended by action taken by the Company, Parent and the Purchaser at any time before or after approval of the Merger Agreement by the stockholders of the

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Company but, after any such approval, no amendment shall be made which decreases the Merger Consideration per share of Common Stock or which adversely affects the right of the Company's stockholders under the Merger Agreement without the approval of such stockholders.

    The Merger Agreement also provides that each holder of an outstanding option to purchase shares of Common Stock (an "Option") granted under any employee stock option plan of the Company, whether or not exercisable, shall be entitled to receive at or after the Effective Time, an amount in cash in cancellation of such Option equal to the excess of the Merger Consideration over the exercise price per share of such Option multiplied by the number of shares previously subject to such Option less all applicable withholding taxes.

    The Merger Agreement provides that (i) after the Effective Time, the Surviving Corporation in the Merger will maintain the Company's existing directors' and officers' liability insurance for a period of six years after the Effective Time, provided that there shall be no obligation to pay annual premiums in excess of 150% of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); provided, however, if the existing directors' and officers' liability insurance expires, is terminated or is cancelled during such six-year period, the Surviving Corporation will use its best efforts to obtain as much directors' and officers' liability insurance as can be obtained for the remainder of such period for a premium not in excess of 150% of the Current Premium, and (ii) that, from and after the Effective Time, Parent will indemnify each former and present director and officer of the Company, determined as of the Effective Time, for any claim, action, suit, proceeding or investigation arising out of matters existing or occurring at or prior to the Effective Time to the fullest extent permitted by applicable law.

    Parent has agreed in the Merger Agreement that, during the period commencing at the Effective Time and ending on December 31, 1997, Parent will cause the Surviving Corporation to provide to employees of the Company and its subsidiaries, who are employed by the Surviving Corporation or its subsidiaries following the Effective Time, employee benefits which in the aggregate are substantially comparable to those currently provided (other than stock option plans, other equity-based plans and the Restated and Amended Longevity Incentive Agreements (the "Longevity Agreements"), as amended) by the Company to such employees, provided that employees covered by collective bargaining agreements need not be provided such benefits.

    Pursuant to the Merger Agreement, following the purchase of more than 50% of the outstanding shares of Common Stock pursuant to the Offer, Parent has the right to have persons designated by it become directors of the Company so that the total number of such persons equals not less than a majority of the total number of directors of the Company.

    In the Merger Agreement, the Company has agreed that it will file with the Commission contemporaneously with the commencement of the Offer, and mail to its stockholders, this Schedule 14D-9 containing the recommendation of the Board that the Company's stockholders accept the Offer and approve and adopt the Merger Agreement.

    The Merger Agreement also contains certain other restrictions as to the conduct of business by the Company pending the Merger, as well as representations and warranties of each of the parties customary in transactions of this kind.

CERTAIN CONFLICTS

    STOCK OPTIONS. Certain executive officers of the Company have previously been granted Options pursuant to an Option Plan which is incorporated herein by reference to Exhibit 5 hereto to purchase an aggregate of 657,935 shares of Common Stock at an exercise price of $10.35 per share. The Merger Agreement provides that Options which are outstanding at the time of the Merger, whether or not exercisable, and whether or not vested, will be exchanged for, and the holder of such Option will be entitled to receive upon surrender of such Option for cancellation, cash equal to the excess of the price per share to be received in the Offer over the exercise price of each such Option.

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    THE SEVERANCE PROTECTION PLAN.  The CasTech Aluminum Group Inc. Severance
Protection Plan (the "Severance Plan") was established for the benefit of 41 employees in the Company's Akron, Ohio office. Under the Severance Plan, which is attached as Exhibit 6 hereto and is incorporated herein by reference, benefits are payable in the event a participant's employment is terminated by the Company, other than by reason of disability, mandatory retirement or cause (as defined in the Severance Plan), within two years following a change in control of the Company. Upon such a termination, all the participants receive
(i) accrued but unpaid salary and a PRO RATA portion of their annual bonus, and 31 of the covered 41 participants receive (ii) lump-sum severance pay in an amount equal to three weeks of the participant's weekly base pay for each year of service with the Company (subject to a minimum of 12 weeks and a maximum of 52 weeks pay) and (iii) continued welfare benefits for a number of weeks equal to the number of weeks of base pay the participant receives as severance. The other ten participants receive severance pay and continued welfare benefits for 52 weeks without regard to their number of years of service with the Company. The Severance Plan generally terminates on the first anniversary of its adoption if a change in control has not occurred prior to such date.

    LONGEVITY INCENTIVE AGREEMENTS. The Company has entered into the Longevity Agreements with key executive officers which provide a fixed monthly benefit for the life of the executive and his spouse payable upon total disability or retirement. The Longevity Agreements, a form of which is attached as Exhibit 7 hereto and is incorporated herein by reference, also provide for a death benefit in the event of an officer's death prior to retirement. Upon certain terminations of employment following a change in control, the Company is required to pay into a trust for the benefit of the terminated executive an amount sufficient to fully fund his retirement benefit assuming he continued to work for the Company until age 65. The Company has obtained life insurance policies to fund the benefits payable under the Longevity Agreements. The Company will enter into an amendment (the "Longevity Agreement Amendments"), a form of which is attached as Exhibit 8 hereto and is incorporated herein by reference, to the Longevity Agreements of (i) Norman E. Wells, Jr., (ii) Terry
D. Smith, (iii) Joseph M. Byers, (iv) Stanley W. Platek, (v) James R. McKeithan and (vi) Lawrence J. Sax as of August 18, 1996 to provide that upon termination of the executive's employment within two years after a change in control of the Company by the executive for good reason (as defined in the Longevity Agreement Amendments) or by the Company other than by reason of disability, mandatory retirement or for cause (as defined in the Longevity Agreement Amendments), the executive would receive, at his election, either: (i) a lump-sum cash payment equal to the amount which would have been required on the date of termination to fully fund his retirement benefit assuming he continued to work for the Company until age 65; or (ii) a pre-paid life insurance policy with a cash value as of the date of termination sufficient to fully fund his retirement benefit assuming he continued to work for the Company until age 65.

    SEVERANCE AGREEMENTS. The Company will enter into severance agreements effective as of August 18, 1996 (the "Severance Agreements") with (i) Norman E. Wells, Jr., (ii) Terry D. Smith, (iii) Joseph M. Byers, (iv) Stanley W. Platek,
(v) James R. McKeithan, (vi) Lawrence J. Sax and (vii) Waheed Khan. Under the Severance Agreements, a form of which is attached as Exhibit 9 hereto and is incorporated herein by reference, benefits are payable upon termination of an executive within two years after a change in control by the executive for good reason (as defined in the Severance Agreements) or by the Company other than by reason of disability, death, mandatory retirement or for cause (as defined in the Severance Agreements). Benefits payable upon such a termination are: (i) accrued but unpaid salary, a PRO RATA portion of annual bonus, any deferred compensation and any accrued but unpaid vacation pay; (ii) a lump-sum cash payment equal to three times the executive's annual base salary and bonus; and
(iii) continued welfare benefits for three years. Payments and benefits are "grossed-up" to the extent they are subject to the excise tax under the Internal Revenue Code of 1986, as amended, imposed on certain payments treated as contingent on a change in control.

    NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN. The Board of Directors and the stockholders have approved a compensation plan for the Company's non-employee directors in order to further align their interests with the long-term interests of the stockholders. Under this plan which is attached as

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Exhibit 10 and is incorporated herein by reference, instead of receiving an annual cash retainer fee of $15,000 ($25,000 in the case of the Chairman of the Company), non-employee directors would receive 1,000 shares of Common Stock each year. No shares of Common Stock have been issued pursuant to this plan and, in connection with the Merger Agreement and pursuant to an amendment to the non-employee director stock option plan, which is attached as Exhibit 11 hereto and is incorporated by reference herein, no shares of Common Stock will be issued under the plan. In the event the Merger is abandoned and not consummated, Common Stock shall be awarded pursuant to the plan. In the event the Merger is consummated, in lieu of Common Stock awarded under the plan, eligible participants shall be entitled to receive a cash fee, prorated for their time of service as a director during the fiscal year commencing April 1, 1996, at an annual rate of $15,000 for each participant other than the Chairman of the Company and at an annual rate of $25,000 for the Chairman.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) RECOMMENDATION. The Company's Board of Directors, acting unanimously, has approved the Merger Agreement, approved the Offer and determined that the Offer and Merger are fair to, and in the best interests of, the Company and its stockholders.

    The Board recommends that stockholders accept the Offer and tender their shares of Common Stock into the Offer.

    A copy of the letter to stockholders communicating the Board's recommendation is filed as Exhibit 4 to this Schedule 14D-9 and is incorporated herein by reference.

    (b) BACKGROUND. Beginning in 1995, the Company's Board and management commenced a detailed study of the Company's strategic alternatives, in large part out of a recognition that because the Company's plants were approaching capacity usage, its growth prospects could be constrained. The strategic review continued through July 1996 and considered a number of potential options, including the financing and construction of a major new continuous casting facility, entering into one or more joint ventures for a similar purpose both domestically and internationally and a variety of possible acquisitions. As of the late Spring of 1996, none of the strategic options under consideration seemed likely to occur within the near future, although several were being actively pursued.

    In early June of 1996, Mr. Paul Lego, Chairman of Parent, met a director of the Company on an unrelated matter and each noted the increasing importance of scale in the aluminum industry and the possibility that some business arrangement between the Company and Parent might be mutually beneficial. Thereafter, Mr. Norman Wells, the Chief Executive Officer of the Company, and Mr. Mark Kaminski, the Chief Executive Officer of Parent, discussed a possible meeting to be held in late July.

    In early July, Messrs. Lego and Kaminski together telephoned Mr. Charles Pilliod, Chairman of the Company, and requested a meeting prior to the Company's July 18 Annual Meeting of Stockholders. Mr. Wells thereafter spoke with Mr. Kaminski to schedule a meeting on July 16. On July 16, 1996, Messrs. Lego, Kaminski, Pilliod and Wells met near the Cincinnati airport. At that meeting Messrs. Lego and Kaminski indicated Parent's interest in acquiring the Company in a negotiated transaction for $18.50 per share in cash. During the meeting Mr. Pilliod indicated that the $18.50 per share price suggested seemed low, but agreed to discuss Parent's proposal with the Company's Board of Directors at their meeting on July 18 and requested that Parent submit its proposal in writing, which Parent did on July 17.

    At the meeting of the Company's Board of Directors on July 18, Messrs. Pilliod and Wells reported on their meeting with Messrs. Lego and Kaminski and presented Mr. Kaminski's letter of July 17 proposing the acquisition of the Company by Parent at $18.50 per share. As part of its consideration of Parent's proposal, the Board conducted an extensive review of the results and current status of its review of the Company's strategic options summarized above. The consensus of the Board at the conclusion of this discussion was that accomplishing any of the strategic options under consideration that would be inconsistent with a combination with Parent did not seem probable in the near future.

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After concluding its deliberations, the Board requested that Messrs. Pilliod and
Wells continue the discussions with Parent. On July 19, 1996 Mr. Pilliod wrote Mr. Kaminski and indicated that the Company's Board of Directors had concluded that Parent's proposal was not a sufficient starting point for negotiation, but that the Company's Board of Directors had authorized the Company's management to provide Parent with a limited amount of focused due diligence with a view toward quickly determining whether Parent would meaningfully improve its proposal. Mr. Pilliod's letter also conditioned the Company's further participation on receipt of an expression from Parent of its assurance that the Company's management and employees would be treated fairly in any transaction.

    Thereafter, Messrs. Wells and Kaminski scheduled a due diligence meeting that was held on July 26. Prior to that meeting the Company and Parent executed and delivered reciprocal confidentiality and standstill agreements. During that meeting, representatives of the Company and Parent and their respective legal and financial advisors met and the Company provided Parent with limited additional financial and other information, together with the Company's ideas on how cost savings and other transaction benefits might be achieved if the Company and Parent were combined. Also during that meeting, Mr. Kaminski indicated that Parent wished to assure representatives of the Company that Company employees would be treated fairly in any combination and to that end Parent would have no objection to the Company's adoption of severance arrangements for senior executives similar to those arrangements in place for executives of Parent. Following this meeting, the Company provided Parent with a summary of its operating financial forecasts.

    On July 30, 1996, representatives of Parent contacted representatives of the Company and stated that Parent was prepared to offer $20.00 per share in cash in a negotiated transaction and that this offer would expire at the close of business on August 5. A representative of the Company indicated that the price proposed was likely to be found insufficient, but no definitve response was received by August 5. On August 8 the financial advisor for the Company contacted the financial advisor for Parent and suggested a further due diligence meeting to see if a higher price could be justified.

    Representatives of the Company, Parent and their respective legal and financial advisors met on August 9 and the Company provided Parent with additional information concerning possible cost savings opportunities and other transaction benefits. The financial advisor to Parent then advised the financial advisor to the Company that Parent would increase its proposed consideration per share to $20.50 but that no further increase was possible. After deliberation with senior management of the Company and several members of the Board of Directors of the Company, the Company's financial advisor indicated that the Company would agree to consider favorably a transaction at that price so long as it was subject only to confirmatory due diligence, was not subject to any financing contingency, was otherwise largely unconditional and could be reflected in a definitive agreement before the opening of the stock market on August 19, 1996. Parent's representatives agreed to use their best efforts to attempt to satisfy these conditions. Thereafter the parties discussed and reached tentative agreement with respect to the adoption and/or modification of certain severance and related employee benefit matters as described under the heading "Certain Conflicts."

    Beginning on August 13, 1996, Parent and its financial and legal advisors and representatives of its financing source commenced detailed due diligence on the Company and its subsidiary, and beginning on August 15, 1996, the negotiation of the Merger Agreement. Due diligence was largely completed by August 16, 1996. Parent obtained a financing commitment for the Offer and the Merger on August 18, 1996. The Merger Agreement was negotiated into the morning of August 19, 1996. The principal issues negotiated in connection with the Merger Agreement included the scope of the representations and warranties, the conditions to the Purchaser's obligation to complete the Offer, the conditions to the Purchaser's obligations to complete the Merger, the circumstances under which a termination fee would be payable to the Purchaser and the amount thereof. On August 19, 1996, Parent, the Purchaser and the Company entered into the Merger Agreement.

    In reaching their conclusions and recommendations with respect to the Offer and the Merger, the Board of Directors considered a number of factors, including the following:

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           (i)
           The oral opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), which opinion was subsequently confirmed in a written opinion dated as of August 19, 1996, to the Board of Directors to the effect that, as of such date and based upon the assumptions made, matters considered and limits of review as set forth in such opinion, the cash consideration of $20.50 per share to be received by the holders of shares of Common Stock (other than those held by Parent and its affiliates) in the Offer and the Merger is fair to such stockholders from a financial point of view. A copy of the written opinion dated August 19, 1996 delivered by Merrill Lynch to the Board, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Merrill Lynch, is attached as Exhibit 3 hereto and is incorporated herein by reference. STOCKHOLDERS ARE URGED TO READ SUCH OPINION IN ITS ENTIRETY.

          (ii)
           The fact that the Offer and Merger are not conditioned on the availability of financing and that commitments for all necessary financing had been obtained.

         (iii)
           The possible alternatives to the Offer and the Merger, including the financing and construction of a major new continuous casting facility, entering into one or more joint ventures for a similar purpose both domestically and internationally and a variety of possible acquisitions and the timing and feasibility of such alternatives and the possible values to the Company's stockholders of such alternatives.

          (iv)
           The terms and conditions of the Merger Agreement, including (A) the provision permitting the Board of Directors to terminate the Merger
    Agreement, on payment of the termination fee, in order to accept an offer from a third party to acquire the Company on terms that the Board of Directors determines to be more favorable to the Company's stockholders than the terms of the Offer, (B) the provision permitting the directors, if required in the exercise of their fiduciary duties after consultation with outside counsel, to participate in discussions or negotiations with, and provide information to, potential competing bidders, although the Company and its officers, directors and agents are prohibited by such provisions from directly or indirectly encouraging, soliciting or initiating a competing bid, (C) the amount of the termination fee and the circumstances under which it would become payable and (D) the conditions to the Offer.

           (v)
           The Board of Directors' belief that it was unlikely other interested parties would be prepared to pay an amount in excess of the Offer
    Price.

          (vi)
           Recent market prices for shares of Common Stock, including the fact that the Offer Price represents a substantial premium over such prices.

         (vii)
           The Company's financial condition, results of operations, competitive position, business and strategic objectives, as well as the risks involved in achieving those objectives.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Merrill Lynch was retained, pursuant to the terms of a letter agreement, dated as of July 23, 1996, as financial advisor to the Company in connection with any proposed Business Combination (as defined in the letter agreement) involving the Company and another party, including a merger of the Company, the acquisition of 50% or more of the Company's outstanding capital stock, the acquisition of all or a substantial portion of the assets of the Company or similar transactions. If, during the period Merrill Lynch is retained by the Company or within one year thereafter, (a) a Business Combination is consummated or (b) the Company enters into an agreement which subsequently results in a Business Combination, the Company has agreed to pay Merrill Lynch a fee of $3,000,000 payable in cash upon the closing of such Business Combination or, in the case of a tender offer or exchange offer, upon the first purchase or exchange of shares pursuant to such tender offer or exchange offer, as the case may be. Accordingly, if any shares of Common Stock are purchased under the Offer, the Company will pay Merrill Lynch a fee of $3,000,000. The Company has also agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses, including the reasonable fees and expenses of its counsel, and to indemnify Merrill Lynch for certain liabilities arising out of the rendering of its opinion, including liabilities arising under the federal securities laws.

    Merrill Lynch has, in the past, provided financial advisory and financing services to the Company and Parent and has received fees for the rendering of such services. Merrill Lynch acted as lead manager in the Company's initial public offering in October 1994. Merrill Lynch also acted both as lead manager in Parent's initial public offering as well as lead agent in connection with a bank loan transaction in March 1995. In addition, in the ordinary course of its business, Merrill Lynch may actively trade shares of Common Stock, as well as the shares of the Parent's common stock, for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, as of August 16, 1996, Merrill Lynch Asset Management, L.P. ("MLAM") and Fund Asset Management, L.P. ("FAM") beneficially owned approximately 14% of the shares of Common Stock. MLAM and FAM are investment advisors and beneficially own such shares of Common Stock on behalf of certain investment companies and other investment advisory clients. Princeton Services, Inc. ("PSI") is the general partner of MLAM and FAM, and PSI is an affiliate of Merrill Lynch.

    Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the Offer or the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

         (a)
       There have been no transactions in shares of Common Stock during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

         (b)
       To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all shares of Common Stock over which he or she has sole dispositive power to the Purchaser.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

         (a)
       Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) There are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described in or incorporated by reference into Item 3(b), which relate to or would result in one or more of the matters referred to in Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

         (a)
       INFORMATION STATEMENT. The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors of the Company other than at a meeting of the Company's stockholders.

         (b)
       APPRAISAL RIGHTS. No appraisal rights are available to holders of shares of Common Stock in connection with the Offer. However, if the Merger is consummated, holders of shares of Common Stock will have cerain rights under
Section 262 of the Delaware General Corporation Law ("Delaware Law") to dissent and demand appraisal of, and payment in cash for the fair value of, their shares of Common Stock. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their shares of Common Stock. Any such judicial determination of the fair value of shares of Common Stock could be based upon considerations other than the Offer Price and the market value of shares of Common Stock, including asset values and the investment value of shares of Common Stock. The value so determined could be more or less than the Offer Price or the Merger Consideration.

    If any holder of shares of Common Stock who demands appraisal under Section 262 of the Delaware Law fails to perfect, or effectively withdraws or losses his right to appraisal, as provided in the Delaware Law, the shares of Common Stock of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

    Failure to follow the steps required by Section 262 of the Delaware Law for perfecting appraisal rights may result in the loss of such rights.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.   Press Release Issued by Parent and the Company
Exhibit 2.   Agreement and Plan of Merger, dated as of August 19, 1996 among the Parent, the
             Purchaser and the Company
Exhibit 3.   Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated*
Exhibit 4.   Letter to Stockholders of the Company dated August 22, 1996*
Exhibit 5.   Company Option Plan (incorporated herein by reference to the Company's
             Registration Statement No. 33-77116 on Form S-1 filed September 15, 1994)
Exhibit 6.   Company Severance Protection Plan
Exhibit 7.   Form of Barmet Aluminum Corporation Amended and Restated Longevity Incentive
             Agreement
Exhibit 8.   Form of First Amendment to the Barmet Aluminum Corporation Restated and Amended
             Longevity Incentive Agreement
Exhibit 9.   Form of Severance Agreement
Exhibit 10.  Non-Employee Director Stock Option Plan
Exhibit 11.  Amendment to the Non-Employee Director Stock Option Plan

- ------------------------
*   Included in the Schedule 14D-9 mailed to the Company's stockholders.

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          CASTECH ALUMINUM GROUP INC.

                                          By: /s/______NORMAN E. WELLS, JR._____
                                              Name: Norman E. Wells, Jr.
                                              Title: President and Chief
                                              Executive Officer

Dated: August 22, 1996

                                                                      SCHEDULE I
                          CASTECH ALUMINUM GROUP INC.
                          2630 EL PRESIDIO GROUP INC.
                              LONG BEACH, CA 90810
                       INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about August 22, 1996, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). You are receiving this Information Statement in connection with the possible election of persons designated by Parent to a majority of seats on the Company's Board of Directors (the "Parent Designees"). The Merger Agreement requires the Company to take all action necessary to cause the Parent Designees to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

    The Offer commenced on August 22, 1996 and is scheduled to expire on September 19, 1996.

    The information contained in this Information Statement concerning Parent, the Purchaser and the Parent Designees has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information. Certain capitalized terms used but not defined in this Information Statement have the meanings ascribed to them in the Schedule 14D-9.

                   GENERAL INFORMATION REGARDING THE COMPANY

    As of the close of business on August 16, 1996, there were 12,942,443 shares of Common Stock issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of directors, each share of which entitles its record holder to one vote. The Board is currently set at 9 members, with one vacant position. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

                            DESIGNATION OF DIRECTORS

    The Merger Agreement provides that, promptly upon the purchase of shares of Common Stock pursuant to the Offer, the Company will, upon the request of the Purchaser, take all actions necessary, subject to compliance with applicable law, to cause persons designated by the Purchaser to become directors of the Company, so that the total number of such persons equals a number, rounded up to the next whole number equal to the product of (a) the total number of directors on the Board and (b) the percentage that the number of shares of Common Stock purchased by Parent plus any shares of Common Stock beneficially owned by the Purchaser or its affiliates bears to the number of shares of Common Stock outstanding at the time of the purchase.

    It is expected that the Parent Designees may assume office at any time following the purchase by the Purchaser of a majority of the outstanding shares of Common Stock on a fully diluted basis pursuant to the terms of the Offer, which purchase cannot be earlier than September 19, 1996, and that, upon assuming office, the Parent Designees together with the continuing directors of the Company will thereafter constitute the entire Board.

PARENT DESIGNEES

    As of the date of this Information Statement, Purchaser has not determined who will be Parent Designees. However, Parent Designees will be selected from among the following persons. Unless otherwise indicated, each person identified below has been employed by Parent for the last five years, and each such person's business address is 1200 Meidinger Tower, Louisville, Kentucky. All persons listed below are citizens of the United States unless otherwise indicated. Persons indicated by an asterisk are directors of Parent.

                                                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT, MATERIAL
                                                            POSITIONS HELD DURING PAST FIVE YEARS, AND BUSINESS
               NAME AND BUSINESS ADDRESS                                      ADDRESS THEREOF
                                                          --------------------------------------------------------
Mark V. Kaminski*.......................................  Director, President and Chief Executive Officer of
                                                          Parent since 1991. Director, President and Chief
                                                          Executive Officer of Purchaser since August 1996.
Paul E. Lego*...........................................  Chairman of the Board of Parent, Director since 1995;
                                                          Chairman and Chief Executive Officer of Westinghouse
                                                          Electric Corporation, 1990-93.
Catherine G. Burke*.....................................  Director of Parent since 1995; Faculty of the School of
                                                          Public Administration at the University of Southern
                                                          California, Los Angeles, CA since 1973.
John E. Merow*..........................................  Director of Parent since 1995; Director of Purchaser since August 1996; Chairman of Sullivan & Cromwell, 125
                                                          Broad Street, New York, NY, 1987-94.
Victor Torasso*.........................................  Director of Parent since 1995; Management Consultant to aluminum industry since 1990.
Donald L. Marsh, Jr.....................................  Vice President Finance, Chief Financial Officer and
                                                          Secretary of Parent since March 1996; Senior Vice
                                                          President Development, Castle Energy Corporation,
                                                          1995-96; Chief Financial Officer, Castle Energy
                                                          Corporation, One Radnor Corporate Center, Suite 250,
                                                          Radnor, PA, 1993-95; President, Earned Interest Inc., 20
                                                          Leigh Street, Clinton, NJ, 1986-93; Vice President
                                                          Finance, Chief Financial Officer and Secretary of
                                                          Purchaser since August 1996.
Scott T. Davis .........................................  Vice President Operations of Parent since 1994;
1372 State Road 1957                                      Production Planning Manager of Parent, 1992-94; Casting
P.O. Box 480                                              Manager, 1989-92.
Lewisport, KY 42351
James K. O'Donnell......................................  Vice President Engineering and Technology of Parent
                                                          since 1992; Manager of Engineering Planning of Parent,
                                                          1985-92.
John J. Wasz............................................  Vice President Marketing and Sales of Parent since
                                                          December 1993; Distribution Marketing Manager of Parent,
                                                          1991-93.
Henry E. Ford III.......................................  Manager, Business Analysis and Investor Relations of
                                                          Parent since February 1996; Manager and Principal
                                                          Consultant - Organizational Effectiveness, 1995-96;
                                                          Manager, Cold Rolling, 1992-95; Senior Industrial
                                                          Engineer, 1990-92.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

NAME OF NOMINEE                       AGE                               BUSINESS EXPERIENCE
- ---------------------------------  ---------  ------------------------------------------------------------------------

Charles J. Pilliod, Jr...........       (77)  Mr. Pilliod has been Chairman of the Board of Directors of the Company since April 1989 and was the Chief Executive Officer from April 1989 through March 1993. From 1985 to 1989, Mr. Pilliod served as U.S.
                                              Ambassador to Mexico. Prior to that, he was Chairman of the Board of
                                              Directors and Chief Executive Officer of Goodyear Tire & Rubber Company.
                                              Mr. Pilliod serves as Chairman of the Board of Directors of Dal-Tile
                                              International Inc.

Norman E. Wells, Jr..............       (47)  Mr. Wells has been President and Chief Executive Officer of the Company since March 1993 and a director since 1992. He has been an employee of the Company since 1989, holding various positions. From 1989 to 1991,
                                              Mr. Wells was Vice President of Production of Barmet, and since March
                                              1991 has been President and Chief Executive Officer of Barmet Aluminum
                                              Corporation ("Barmet"). Prior to 1989, Mr. Wells held various positions at Kaiser Aluminum Corporation.

Robert D. Lloyd..................       (62)  Mr. Lloyd has been a director of the Company since June 1992. He has been President of Alflex, a division of the Company, since June 1991.
                                              Prior to joining the Company in 1991, Mr. Lloyd was Vice President,
                                              Western Operations of Triangle PWC, Inc., a manufacturer of wire and cable, from March 1984 to May 1991.

Philip Caldwell..................       (76)  Mr. Caldwell has been a director of the Company since March 1994. Since
                                              1985, Mr. Caldwell has been Senior Managing Director of Lehman Brothers
                                              Inc. and its predecessor, Shearson Lehman Brothers Holdings Inc. Mr.
                                              Caldwell spent 32 years at Ford Motor Company where he was Chairman of the Board of Directors and Chief Executive Officer from 1980 to 1985 and a director from 1973 through 1990. Mr. Caldwell is a director of Lehman
                                              Brothers Inc., The Mexico Fund, Zurich Reinsurance Centre Holdings,
                                              Inc., Waters Corporation, American Guarantee & Liability Insurance
                                              Company, Zurich Holding Company of America, Inc. and Russell-Reynolds
                                              Associates, Inc.

C. Fred Fetterolf................       (67)  Mr. Fetterolf has been a director of the Company since March 1995. Mr.
                                              Fetterolf was President and Chief Operating Officer of Aluminum Company
                                              of America (Alcoa) from 1985 to 1991, and served as President of Alcoa from 1983 to 1985. Mr. Fetterolf is a director of Allegheny Ludlum
                                              Corporation, Mellon National Bank, Union Carbide Corporation, Quaker
                                              State Corporation, Praxair, Dentsply International and Urethane
                                              Technologies, Inc.

Ronald D. Glosser................       (63)  Mr. Glosser has been a director of the Company since March 1994. From
                                              February 1989 to December 1995, Mr. Glosser served as President and
                                              Chief Executive Officer of Hershey Trust Company, as well as Chairman of the Board of Directors and Chief Executive Officer of The M.S. Hershey
                                              Foundation. From 1982 to 1989, he served as President of National City
                                              Bank in Akron, Ohio.

Robert S. Hatfield...............       (80)  Mr. Hatfield has been a director of the Company since March 1994. Mr.
                                              Hatfield was Chairman of the Board of Directors and Chief Executive
                                              Officer of The Continental Group, Inc. (Continental Can Company) from
                                              1971 to 1981. Prior to that, he held various executive positions at The
                                              Continental Group from 1936 to 1991. Mr. Hatfield is currently Chairman of the Board of Directors and Chief Executive Officer of The National
                                              Executive Service Corps., a nonprofit firm that provides management assistance to social service, educational, health, cultural, religious and governmental organizations. He also served as Chairman of the Board of Governors of The Society of the New York Hospital from 1981 to 1988.

Reginald H. Jones................       (78)  Mr. Jones has been a director of the Company since March 1994. Mr. Jones retired as Chairman of the Board of Directors of General Electric
                                              Company in April 1981. At General Electric, he served as Chairman of the
                                              Board of Directors and Chief Executive Officer from December 1972 through April 1981, President from June 1972 to December 1972 and a
                                              Director from August 1971 to April 1981. Mr. Jones is also a director of
                                              ASA Limited and Birmingham Steel Corporation.

Thomas P. Salice.................       (35)  Mr. Salice has been a director of the Company since February 1991. Mr.
                                              Salice is a Managing Director of AEA Investors Inc., a privately-held investment firm, and has been associated with AEA since June 1989. Mr.
                                              Salice is also a director of Waters Corporation.

Terry D. Smith...................       (42)  Mr. Smith has been Chief Financial Officer, Vice President and Treasurer of the Company since April 1988. He joined Barmet in 1980 and is currently a Director, Vice President, Chief Financial Officer and
                                              Treasurer. Prior to such time, Mr. Smith was employed by Coopers &
                                              Lybrand from 1977 to 1980.

Gerald L. Hadeen.................       (54)  Mr. Hadeen has been Senior Vice President of Alflex since 1993. From
                                              1984 to 1993, Mr. Hadeen was Vice President of Production at Alflex.
                                              Prior to such time, Mr. Hadeen was Plant Manager at Alflex.

Stanley W. Platek................       (57)  Mr. Platek has been Vice President of Technology of Barmet since 1988.
                                              From 1983 to 1988, Mr. Platek was Plant Manager at Barmet.

                        SECURITY OWNERSHIP OF MANAGEMENT

    The following table sets forth information concerning the shares of Common Stock beneficially owned as of August 16, 1996, by each current director and executive officer, and by all directors and executive officers of the Company as a group. Unless otherwise noted, each beneficial owner listed below has sole investment and voting power with respect to the shares of Common Stock indicated.

                                                                                   NUMBER OF SHARES
                                                                                     BENEFICIALLY      PERCENT OF
                            NAME OF BENEFICIAL OWNER                                   OWNED (1)          CLASS
- ---------------------------------------------------------------------------------  -----------------  -------------
Charles J. Pilliod, Jr...........................................................         165,749            1.28
Norman E. Wells, Jr..............................................................         107,000             .82
Robert D. Lloyd..................................................................          70,143             .54
Philip Caldwell (2)..............................................................           6,242             .05
C. Fred Fetterolf................................................................           1,500             .01
Ronald D. Glosser................................................................           1,000             .01
Robert S. Hatfield...............................................................           5,684             .04
Reginald H. Jones................................................................           5,684             .04
Thomas P. Salice (3).............................................................         281,949            2.18
Terry D. Smith...................................................................          42,280             .32
Gerald L. Hadeen.................................................................          40,781             .31
Stanley W. Platek................................................................          40,781             .31
All directors and executive officers as a group (12 persons) (4).................         485,702            3.75

- ------------------------

(1) The foregoing percentages and the share amounts shown in the table include with respect to Messrs. Pilliod, Wells, Smith, Lloyd, Platek, Hadeen and all directors and executive officers as a group (including those named) 163,125 shares, 104,400 shares, 40,781 shares, 70,143 shares, 40,781 shares, 40,781 shares and 460,011 shares, respectively, subject to options which are exercisable within sixty days of August 16, 1996.

(2) All such shares are held by members of Mr. Caldwell's family. Mr. Caldwell disclaims beneficial ownership of such shares.

(3) All such shares are held by AEA Investors Inc. Mr. Salice, a Managing Director of AEA, disclaims beneficial ownership of all such shares.

(4) Excludes 288,191 shares as to which beneficial ownership is disclaimed.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth as of August 16, 1996 (i) the name of each person known to the Company, based upon filings made by such persons with the Securities and Exchange Commission (the "SEC") or information provided by such persons to the Company, to be the beneficial owner of more than five percent of the outstanding shares of Common Stock, (ii) the total number of shares of Common Stock beneficially owned by such person and (iii) the percentage of the outstanding shares of Common Stock so owned.

                                                                                  AMOUNT AND NATURE OF
                                                                                       BENEFICIAL           PERCENT
                               NAME AND ADDRESS                                     OWNERSHIP(1)(2)        OF CLASS
- ------------------------------------------------------------------------------  ------------------------  -----------

Neumeier Investment Counsel
 26435 Carmel Rancho Boulevard
 Carmel, CA 93923.............................................................          1,172,525(3)            9.06%
Pioneering Management Corporation
 60 State Street
 Boston, MA 02109.............................................................          1,295,300(4)            10.0%
Merrill Lynch & Co., Inc......................................................          1,808,400(5)              14%

- ------------------------

(1) Except as otherwise noted, the number of shares beneficially owned is deemed to include shares of Common Stock in which the persons named have or share either investment or voting power.

(2) Each of the above beneficial owners stated in its Schedule 13G that its shares were acquired in the ordinary course of business and not for the purpose of changing or influencing the control of the Company.

(3) Based solely on a Schedule 13G dated February 6, 1996 filed with the SEC by Neumeier Investment Counsel ("Neumeier"). Neumeier, a registered investment advisor, states in its Schedule 13G that it has sole dispositive power over all of these shares and sole power to vote or direct the voting of 795,225 shares.

(4) Based solely on a Schedule 13G dated January 26, 1996 filed with the SEC by Pioneering Management Corporation ("PMC"). PMC, a registered investment advisor, states in its Schedule 13G that it has the sole power to vote or direct the voting of all these shares. PMC has the sole dispositive power over 720,300 shares and shared dispositive power over 575,000 shares.

(5) Based solely on a Schedule 13G dated August 9, 1996, filed with the SEC by Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("Group"), Princeton Services, Inc. ("PSI"), Merrill Lynch Asset Management, L.P. ("MLAM") and Merrill Lynch Global Allocation Fund, Inc. (the "Fund"). ML&Co. states in its 13G that it has shared voting and dispositive power over 1,808,400 shares held by or deemed to be beneficially owned by its wholly-owned direct subsidiaries, Group and Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). PSI, a wholly-owned direct subsidiary of Group, is the general partner of MLAM and Fund Asset Management, L.P. ("FAM"). PSI states in its 13G that it has shared voting and dispositive power over 1,807,100 shares by virtue of its being the general partner of MLAM and FAM. Group states in its 13G that it has shared voting and dispositive power over 1,807,100 shares by virtue of its control of PSI. MLAM and FAM are registered investment advisors and MLAM states in its 13G that it has shared voting and dispositive power over 1,310,100 shares. The Fund, a registered investment company advised by MLAM, states in its 13G that it has shared voting and dispositive power over 1,232,000 shares. MLPF&S may be deemed to be the beneficial owner of certain of the shares held in customer accounts over which MLPF&S has discretionary power.

    To the best knowledge of the Company's management, there is no other beneficial owner of more than 5% of the Company's Common Stock.

BOARD MEETINGS AND COMMITTEES

    The Board of Directors of the Company held a total of five meetings during the fiscal year ended March 31, 1996. The Board of Directors has two committees, the Audit Committee and the Compensation Committee, which met two and three times, respectively, during fiscal 1996. Each incumbent director serving during the last fiscal year attended at least 75% of the aggregate of all meetings of the Board of Directors and the committees of the Board upon which such director served.

    The Audit Committee of the Board of Directors consists of directors Jones (Chairman), Caldwell and Glosser. The Audit Committee recommends engagement of the Company's independent public accountants and is primarily responsible for approving the services performed by the Company's independent public accountants and for reviewing and evaluating the Company's principles and its system of internal accounting controls.

    The Compensation Committee of the Board of Directors consists of directors Pilliod (Chairman), Hatfield, Salice and Fetterolf. The Compensation Committee reviews and approves the Company's executive compensation policy and grants stock options to employees of the Company, including officers, pursuant to the Company's stock option plan.

DIRECTOR COMPENSATION

    Members of the Board of Directors who are not full-time employees of the Company presently receive an annual retainer fee of $15,000 (except for the Chairman of the Board who receives $25,000), plus $1,000 for each board and board committee meeting attended. All directors are reimbursed for their traveling costs and other out-of-pocket expenses incurred in attending board and board committee meetings. Directors who serve on either or both of the Audit Committee and Compensation Committee receive no additional compensation.

    The Board of Directors and the stockholders have approved a new compensation plan for the Company's non-employee directors in order to further align their interests with the long-term interests of the stockholders. Under this plan which is effective commencing with the fiscal year ending March 31, 1997, instead of receiving an annual cash retainer fee, non-employee directors would receive 1,000 shares of the Company's Common Stock each year. No shares of Common Stock have been issued pursuant to this plan and, in connection with the Merger Agreement and pursuant to an amendment to the non-employee stock option plan, the Company agreed that, pending consummation or abandonment of the Merger Agreement, no shares of Common Stock will be issued under the plan. In the event the Merger is abandoned and not consummated, Common Stock shall be awarded pursuant to the plan. In the event the Merger is consummated, in lieu of Common Stock awarded under the plan, eligible participants shall be entitled to receive a cash fee, prorated for their time of service as a director during the fiscal year commencing April 1, 1996, at an annual rate of $15,000 for each participant other than the Chairman of the Company and at an annual rate of $25,000 for the Chairman.

                      REPORT OF THE COMPENSATION COMMITTEE
                           OF THE BOARD OF DIRECTORS

OVERVIEW AND PHILOSOPHY

    The Compensation Committee of the Board of Directors is composed of four independent non-employee directors. The Committee is responsible for the evaluation and approval of compensation for the Company's executive officers. The Committee's objective is to establish a compensation program for the Company's executive officers that will attract and maintain quality management talent while remaining consistent with the Company's overall business strategy and compensation philosophy. The Committee's decisions relating to compensation of the Company's executive officers are reviewed by the full Board of Directors of the Company.

    The Committee's compensation policies have been designed to reflect the Company's commitment to a "pay-for-performance" philosophy. Towards that end, executive officers are rewarded for their contributions to the enhancement of shareholder value and the attainment of corporate goals through the award of stock options and cash bonus incentives. In general, base pay is targeted at or below a level that is competitive for similar executive positions in comparable companies. As such, the Company believes that its compensation policies place greater emphasis on annual and long-term performance incentives. The Committee uses outside, independent benefits and compensation specialists and related outside surveys to assist the Company in developing and assessing the reasonableness of the Company's compensation program for its executive officers.

COMPENSATION POLICIES FOR EXECUTIVE OFFICERS

    Compensation paid to the Company's executive officers is composed primarily of base salary compensation, annual cash incentive compensation and long-term incentive compensation in the form of stock options. In addition, certain key executive officers have individual deferred compensation agreements which are funded through life insurance policies and which are payable upon retirement.

    BASE SALARY. The Company's base salary compensation for executive officers is established after examining both objective and subjective criteria. In determining base salary, the Committee considers the responsibility of the individual's position, the individual's overall job performance, and the base salaries of similar positions in comparable companies. Individual performance is measured against the achievement of annual business goals and long-term strategic objectives. These factors are considered subjectively in the aggregate and neither of these factors is accorded a specific weight. In general, the Committee establishes base salary for executive officers that is at or below the average paid for comparable positions at other similarly sized companies as set forth in national compensation surveys.

    BONUS PLAN. Each of the Company's executives participates in a Management Incentive Program which provides for the payment of annual cash bonuses. The Management Incentive Program's purpose is to align a substantial portion of executive compensation with the achievement of the Company's annual financial goals. Bonus payments are established by the Committee and in such amounts such that the Company's attainment of targeted levels of performance will provide total annual cash compensation to the Company's executive officers that is at or somewhat above the average paid for comparable positions at other similarly sized companies. Under this program, the Company establishes earnings-based performance targets for the Company as a whole and separately for each of the Company's two operating units. (These confidential performance targets are not disclosed in this Information Statement, in order to avoid compromising the Company's competitive position.) It is the Committee's belief that earnings-based targets are the best measure of the Company's performance, although the Committee is vested with the discretion to change the standards used to measure performance as appropriate in order to create proper incentives for the Company's executives. The Committee establishes four tiers of performance targets for each applicable business unit. The amount of an executive's bonus is based upon which tier of the business unit's earnings targets is reached. The higher the earnings target that is achieved, the higher the amount of the bonus award. The minimum level at which an executive will earn any incentive payment, and the levels at which the bonus payments increase, are established by the Committee in the early part of the fiscal year.

    STOCK OPTIONS. Stock options which, in the Committee's view, provide additional incentive to executives to work towards maximizing shareholder value, is one of the more important components of the Company's long-term performance-based compensation philosophy. The Company grants stock options to its executives at or near the date of hire and, in some instances, through subsequent periodic grants. These options have exercise prices equal to the fair market value at the time of grant, and generally vest over a four-year period. Unless the Committee otherwise provides, options become exercisable as to 20% of the shares covered thereby on the date of grant and as to an additional 20% of such shares on each of the next four anniversaries of the date of grant. The initial option grant is designed to be competitive with those made by comparable companies for similar executive positions and is designed to motivate the executive to make the kinds of decisions and implement strategies and programs that will contribute to an increase in the Company's stock price over time. In determining the persons to whom awards shall be granted and the number of shares covered by each award, the Committee takes into account the duties of the respective executive, the individual's present and potential contribution to the financial success of the Company and such other factors as the Committee deems relevant.

    OTHER. In addition to the foregoing, the Company has entered into deferred compensation agreements with certain key executive officers. These agreements provide for a fixed benefit payable monthly upon the death or retirement of the covered executive. The Company has obtained life insurance policies to fund the benefits payable under these deferred compensation agreements. Participating executives are not entitled to any payments if their employment is terminated for reasons other than death, retirement or termination without cause.

COMPENSATION OF CHIEF EXECUTIVE OFFICER

    The factors considered by the Committee in determining the compensation of Mr. Wells, the Company's Chief Executive Officer, in addition to survey data, include the Company's operating and financial performance, as well as the CEO's leadership and establishment and implementation of strategic direction for the Company. These factors are considered subjectively and none of these factors is accorded specific weight. In determining Mr. Wells' compensation for fiscal 1996, the Committee considered the Company's outstanding financial results for fiscal 1995, Mr. Wells' decisive management of operational issues, and the improved overall competitive position of the Company. As a result, effective in the second quarter of fiscal 1996, Mr. Wells' base salary was increased an additional $25,000 so that his annual base salary would be $290,000. The Committee believes that, even with this increase in base salary, Mr. Wells' base salary is below the average for chief executive officers in comparable companies. Mr. Wells' cash bonus for fiscal 1996 was paid in accordance with the Company's Management Incentive Program.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    The following directors served on the Compensation Committee during fiscal 1996: Charles J. Pilliod, Jr. (Chairman), C. Fred Fetterolf, Robert S. Hatfield and Thomas P. Salice. Mr. Pilliod served as an officer of the Company during the past fiscal year.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

    The following table provides information concerning compensation paid by the Company to the Chief Executive Officer of the Company and the other four most highly compensated executive officers of the Company whose total annual salary and bonus exceeded $100,000 (collectively with the Chief Executive Officer, the "Named Executives") for each of the last three fiscal years.

                                                                                            LONG TERM COMPENSATION
                                                 ANNUAL COMPENSATION                    ------------------------------
                                ------------------------------------------------------    SHARES
                                                                     OTHER ANNUAL       UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR     SALARY $    BONUS $     COMPENSATION (A)     OPTIONS (#)  COMPENSATION ($)
- ------------------------------  ---------  ---------  ---------  ---------------------  -----------  -----------------

Norman E. Wells, Jr...........       1996    300,849     99,375        -- -- --             --              76,327(b)
  Chief Executive Officer            1995    255,816    150,000                             --              50,514(b)
                                     1994    259,700     75,000                           174,000           21,186(b)
Robert D. Lloyd...............       1996    225,385     40,000        -- -- --             --              50,888(c)
  Executive Vice President and       1995    206,668     90,000                             --              19,000(c)
  President-Alflex Division          1994    190,000     90,000                           116,906           18,600(c)
Terry D. Smith................       1996    149,292     45,000        -- -- --             --              28,815(d)
  Chief Financial Officer            1995    143,076     75,000                             --              23,217(d)
  and Secretary                      1994    144,020     37,500                           67,968             8,167(d)
Gerald L. Hadeen..............       1996    146,877     18,000        -- -- --             --              39,381(e)
  Senior Vice President,             1995    138,000     60,000                             --               6,600(e)
  Alflex Division                    1994    138,000     60,000                           67,968             6,600(e)
Stanley W. Platek.............       1996    145,698     45,000        -- -- --             --              58,363(f)
  Vice President -                   1995    137,161     75,000                             --              46,558(f)
  Technology, Barmet                 1994    142,860     37,500                           67,968            26,442(f)

- ------------------------

(a) The dollar value of perquisites and other personal benefits was less than the lesser of $50,000 and 10% of the total annual salary and bonus for each Named Executive and therefore has been excluded.

(b) Includes Company contributions to a defined contribution retirement plan totalling $38,619, $30,389 and $10,005 and accrued wages under a deferred compensation agreement payable on retirement of $37,708, $20,125 and $11,181 for the years ended March 31, 1996, 1995 and 1994, respectively.

(c) Includes Company contributions to a defined contribution retirement plan totalling $19,000 for each of the years ended March 31, 1996 and 1995 and $18,600 for the year ended March 31, 1994 and accrued wages under a deferred compensation agreement payable on retirement of $31,888 for the year ended March 31, 1996.

(d) Includes Company contributions to a defined contribution retirement plan totalling $19,440, $16,583 and $5,613 and accrued wages under a deferred compensation agreement payable on retirement of $9,375, $6,634 and $2,554 for the years ended March 31, 1996, 1995 and 1994, respectively.

(e) Includes Company contributions to defined contribution retirement plan totalling $6,600 for each of the years ended March 31, 1996, 1995 and 1994 and accrued wages under a deferred compensation agreement payable on retirement of $32,781 for the year ended March 31, 1996.

(f) Includes Company contributions to a defined contribution retirement plan totalling $19,045, $16,123 and $5,688 and accrued wages under a deferred compensation agreement payable on retirement of $39,318, $30,435 and $20,754 for the years ended March 31, 1996, 1995 and 1994, respectively.

OPTION EXERCISES AND VALUES

    No stock options were exercised by the Named Executives in the year ended March 31, 1996. The following table sets forth information with respect to the aggregate number of unexercised options to purchase Common Stock granted in all years to the Named Executives and held by them as of March 31, 1996, and the value of unexercised in-the-money options (i.e., options that had a positive spread between the exercise price and the fair market value of the Common Stock) as of March 31, 1996:

                         FISCAL YEAR-END OPTION VALUES

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED       VALUE OF UNEXERCISED
                                                             OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS
                                                                YEAR-END(#)           AT FISCAL YEAR-END($)(1)
                                                         --------------------------  --------------------------
NAME                                                     EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- -------------------------------------------------------  -----------  -------------  -----------  -------------

Norman E. Wells. Jr....................................     104,400        69,600     $ 420,210    $   280,140
Robert D. Lloyd........................................      70,143        46,763       282,326        188,221
Terry D. Smith.........................................      40,781        27,187       164,144        109,428
Gerald L. Hadeen.......................................      40,781        27,187       164,144        109,428
Stanley W. Platek......................................      40,781        27,187       164,144        109,428

- ------------------------

(1) Based on the New York Stock Exchange closing price of the Company's Common Stock on March 31, 1996 of $14.375.

STOCK OPTIONS

    No stock options were granted under the Company's Stock Option Plan to the Named Executives during the year ended March 31, 1996.